UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

(Amendment No. 1)

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: November 2021 (Report No. 1)

Commission file number: 001-39557

SIYATA MOBILE INC.

(Translation of registrant’s name into English)

2200 - 885 West Georgia Street

Vancouver, BC V6C 3E8

514-500-1181

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

EXPLANATORY NOTE

Siyata Mobile Inc. (the “Company”) is filing this amendment No. 1 (the “Form 6-K/A”) to the current report on Form 6-K, originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 27, 2021 (the “Form 6-K”), solely for the purposes of disclosing the final Note and Warrant issued to Lind (as defined below) and the closing of the funding, as detailed herein, including the exhibits filed herewith.

Other than as expressly set forth herein, this Form 6-K/A does not, and does not purport to, amend, update or restate the information in any other item of the Form 6-K, or reflect any events that have occurred after the Form 6-K was originally filed.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously reported on the Form 6-K, on October 27, 2021, Siyata Mobile Inc. (the “Company”) entered into a securities purchase agreement for gross proceeds of US$6,000,000 (the “Purchase Agreement”) with Lind Global Partners II, LP, an investment fund managed by The Lind Partners, a New York based institutional fund manager (together “Lind”). The Purchase Agreement provides for, among other things, the issuance of a US$7,200,000 senior secured convertible note (the “Note”) with a 24-month maturity, 0% annual interest rate, and a fixed conversion price of US$10.00 per share (“Conversion Price”) of the Company’s common shares (“Common Shares”). Further, the Purchase Agreement provides that Lind will also receive a common shares purchase warrant to purchase up to 2,142,857 shares of the Company’s Common Shares (“Warrant”).

On November 3, 2021, the Company issued to Lind a Note (the “Note”) and Warrant (the “Warrant”) pursuant to the Purchase Agreement. In addition to the terms and conditions specified in the Form 6-K, the Note provides for a pricing floor of $2.00 per Common Share (the “Repayment Share Price Floor”) such that Repayment Shares shall be priced at 90% of the average of the five lowest daily VWAPs during the 20 trading days before the issuance of the Common Shares, subject to the Repayment Share Floor Price provided, however, that the Repayment Share Price Floor shall not be applied once that the Company receives Stockholder Approval as required by the Trading Market. The Note and Warrant include a Common Share issuance cap preventing the Company from issuing Conversion Shares or Warrant Shares, as the case may be, in the event that any such issuance would violate any issuance restrictions of the Trading Market, after taking into account all of the Investor Shares (the “Issuance Cap”), as more fully detailed in the Note and Warrant.

Additionally, in the event that, on any day following the date that is one hundred twenty (120) calendar days after the Issue Date, the Holder is not able to exercise all or any portion of the Warrant, the Company shall, at the Holder’s election, within ninety (90) calendar days following receipt of a written notice from the Holder (the “Alternate Issuance Notice”) be required, with respect to all or any portion of the Warrant, as applicable, that cannot be exercised, to pay to the Holder an amount of cash equal to the Alternate Issuance Value (as defined below) of the portion of the Warrant that is not exercisable due to the Issuance Cap (as defined below) on the date of such Alternate Issuance Notice (the “Alternate Issuance Shares”). In the event of any Alternate Issuance pursuant to this Section 4.3, the Exercise Shares shall be reduced by the amount of Alternate Issuance Shares. As defined in the Warrant, the “Alternate Issuance Value” means a value equal to the number of Common Shares as to which the Warrant is sought to be exercised (as indicated on the Exercise Notice), multiplied by a per share price equal to the VWAP for the Trading Day immediately preceding the intended date of exercise minus the Exercise Price.

The foregoing summaries of the Note and the Warrant do not purport to be complete and are qualified in their entirety by reference to the copies of the Warrant and Note filed herewith as Exhibits 4.1 and 10.1, respectively.

Additionally, the Company issued a press release on November 15, 2021, titled “Siyata Mobile Closes US$6 Million Investment from The Lind Partners.” The press release is filed herewith as Exhibit 99.1

Exhibit No.	Description
4.1	Warrant
10.1	Senior Secured Convertible Promissory Note
99.1	Press release issued by Siyata Mobile on November 15, 2021, titled, “Siyata Mobile Closes US$6 Million Investment from The Lind Partners.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIYATA MOBILE INC.
(Registrant)

By:	/s/ Marc Seelenfreund
Name:	Marc Seelenfreund
Title:	Chief Executive Officer

Date: November 15, 2021

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